Filed by: Iberiabank Corp

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

(Commission File No.: 001-37532)

Dear IBERIABANK Clients and Friends,

During this unprecedented time and under these extraordinary circumstances, we want to reiterate our commitment to you. The impact of COVID-19 has caused uncertainty and disruption for all of us. As we work through this crisis, the health and well-being of our team, clients and communities remains our greatest priority.

Our sympathies go out to those who are directly affected by the virus or who have been negatively affected by its broader impact. We continue to follow the guidance of the CDC, are aligned with industry protocol, and are making prudent decisions as new information becomes available to protect our people as well as position our Company to be able to serve our clients.

OUR TEAM

We have implemented a number of measures to try to mitigate the spread of the virus to protect our associates and their loved ones, and are working closely with associates to manage growing concerns.

•	In the very early stages of this crisis, we executed a work-related travel ban for all associates and put measures in place to monitor all travel and react accordingly.

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Following our proven business continuity plans, we have implemented a modified work strategy operating limited lobby hours, but continue to operate drive-thru services to incorporate social distancing while positioning the team to continue to meet the needs of our clients.

•	We have postponed meetings, events, and social activities and are utilizing electronic communications to conduct business when possible.

•	We will continue to compensate our team throughout this difficult situation and are sympathetic to our associates’ unique needs.

•	Our branches and offices are being sanitized according to health officials’ recommendations for enhanced cleaning protocol.

OUR CLIENTS

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We are well-positioned to help our clients. We have operated continuously for 133 years through many economic conditions and major crises and have enacted our business continuity plan to provide for uninterrupted client service.

•	This emerging crisis is creating hardships for our clients and their businesses, and we are endeavoring to meet the needs of all of our clients.

•	The use of online, mobile, and telephone banking as well as ATMs are ideal electronic banking solutions at a time when social distancing is recommended.

PENDING MERGER WITH FIRST HORIZON

Pending regulatory and shareholder approval, our merger with First Horizon is on track with a legal closing still expected to occur by the end of the second quarter.

The fundamentals and benefits of the transaction remain intact and, despite the distractions related to the coronavirus, merger-related work is underway to achieve major deadlines and important milestones. The strengths of our combined company will position us well to navigate through this major challenge. In fact, we both have many countercyclical businesses that will provide some buffers near-term as we work through whatever comes our way.

Finally, we sincerely hope that you remain safe and healthy. While we are all having to adapt, the IBERIABANK team remains poised and ready to help in any way we can. Additional updates and information will be provided as information becomes available.

Warmest regards,

Daryl G. Byrd

President and CEO

IBERIABANK CORPORATION

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to IBERIABANK Corporation’s (“IBKC”) and First Horizon National Corporation’s (“First Horizon”) beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of IBERIABANK and First Horizon, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in IBERIABANK’s and First Horizon’s respective reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBERIABANK and First Horizon; the outcome of any legal proceedings that may be instituted against IBERIABANK and First Horizon; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBERIABANK and First Horizon do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; IBERIABANK’s and First Horizon’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of IBERIABANK and First Horizon.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in IBERIABANK’s Annual Report on Form 10-K and Amendment No. 1 to such Form 10-K, each for the year ended December 31, 2019, filed with the SEC and available in the “Investor Relations” section of IBERIABANK’s website, www.IBERIABANK.com, under the heading “Financials & Filings” and in other documents IBERIABANK files with the SEC, and in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.FirstHorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC, including its Registration Statement on Form S-4 (File No. 333-235757), dated December 31, 2019, as amended by Amendment No. 1 to Form S-4, dated February 10, 2020, Amendment No. 2 to Form S-4, dated March 9, 2020 and Amendment No. 3 to Form S-4, dated March 17, 2020, and filings related to that Registration Statement.

Important Other Information

In connection with the proposed transaction, First Horizon has filed with the SEC a Registration Statement on Form S-4 (File No. 333-235757) to register the shares of First Horizon’s capital stock to be issued in connection with the proposed transaction. The Registration Statement, as amended, was declared effective by the SEC on March 19, 2020. The Registration Statement includes a joint proxy statement IBERIABANK and First Horizon which will be mailed on or about March 25, 2020 to the shareholders of IBERIABANK and First Horizon seeking their approval of the proposed transaction. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF IBERIABANK AND FIRST HORIZON ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT IBERIABANK, FIRST HORIZON AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the Registration Statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about IBERIABANK and First Horizon, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Registration Statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Jefferson G. Parker, IBERIABANK, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314, or Clyde A. Billings Jr., First Horizon, 165 Madison Avenue, Memphis, TN 38103, telephone (901) 523-5679.